Exhibit 99.4

GOLDEN SUN TECHNOLOGY GROUP LIMITED (the “Company”)

PROXY FOR 2026 ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of 2026 Annual General Meeting of Shareholders (the “Annual General Meeting”) and the Proxy Statement, each dated October 28, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Annual General Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of the Company to be held on November 23, 2026, at 10:00 A.M. Beijing Time (or as soon thereafter as the Class A Meeting has concluded or been adjourned), at 3rd Floor, Building C, Taian Building, No. 554 Chezhan Avenue, Lucheng District, Wenzhou, Zhejiang Province, People’s Republic of China, and to vote all Class A ordinary shares of par value US$0.005 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.005 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is made and upon such other business as may properly come before the Annual General Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Annual General Meeting is appointed as proxy, this proxy will be voted FOR the proposals.

November 23, 2026

THE BOARD RECOMMENDS A VOTE FOR
ALL THE PROPOSALS.

I. It is resolved as an ordinary resolution that JI PEILIN be re-appointed as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

II. It is resolved as an ordinary resolution that MATSHAZI BEKAZELA be re-appointed as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

III. It is resolved as an ordinary resolution that WENG XUEYUAN be re-appointed as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

IV. It is resolved as an ordinary resolution that JIN XIAO be re-appointed as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

V. It is resolved as an ordinary resolution that HAO YIDONG be re-appointed as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

VI. It is resolved as an ordinary resolution that YU ZHENGHUA be re-appointed as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

VII. It is resolved as an ordinary resolution that XU XIJING be re-appointed as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

VIII. It is resolved as an ordinary resolution that the re-appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2026 be confirmed, ratified and approved

___ FOR	___ AGAINST	___ ABSTAIN

IX. It is resolved, as an ordinary resolution with effect on December 23, 2026, that:

a)    the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

i.     every ten (10) Class A Ordinary Shares with a par value of US$0.005 each into one (1) Class A Ordinary Share with a par value of US$0.05; and

ii.    every ten (10) Class B Ordinary Shares with a par value of US$0.005 each into one (1) Class B Ordinary Share with a par value of US$0.05,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b)    as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$1,000,000 divided into 180,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 20,000,000 Class B Ordinary Shares with a par value of US$0.005 each to US$1,000,000 divided into 18,000,000 Class A Ordinary Shares with a par value of US$0.05 each and 2,000,000 Class B Ordinary Shares with a par value of US$0.05 each; and

c)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share

___ FOR	___ AGAINST	___ ABSTAIN

X. It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation

___ FOR	___ AGAINST	___ ABSTAIN

XI. It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation from each class of shareholders in accordance with Article 2.8, the Company adopt amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation

___ FOR	___ AGAINST	___ ABSTAIN

XII. It is resolved, as an ordinary resolution that, the Annual General Meeting of the Company be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of the holders of Class A Ordinary Shares of the Company to be held on or about the date of the Class A Meeting

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of GOLDEN SUN TECHNOLOGY GROUP LIMITED. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy
Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT:  For this Proxy to be valid, the duly completed and signed Proxy must be received not less than forty-eight (48) hours before the time appointed for holding Annual General Meeting or any adjourned time and date of the Annual General Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

__________________________________________

Dated: